UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Adicet Bio, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

007002 108
(CUSIP Number)

aMoon 2 Fund Limited Partnership

aMoon 2 Fund G.P. Limited Partnership

aMoon General Partner Ltd.

Dr. Yair C. Schindel

34 Yerushalaim Rd, Beit Gamla, 6th Floor

Ra'anana, 4350110, Israel

Telephone: +972.73.398.9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007002 108
1.	Names of Reporting Persons aMoon 2 Fund Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,104,460
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,104,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 19,589,828 shares of Common Stock outstanding as of September 15, 2020, as reported by the Issuer in its Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 16, 2020.

CUSIP No.	007002 108
1.	Names of Reporting Persons aMoon 2 Fund G.P. Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,104,460
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,104,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 19,589,828 shares of Common Stock outstanding as of September 15, 2020, as reported by the Issuer in its Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 16, 2020.

CUSIP No.	007002 108
1.	Names of Reporting Persons aMoon General Partner Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,104,460
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,104,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 19,589,828 shares of Common Stock outstanding as of September 15, 2020, as reported by the Issuer in its Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 16, 2020.

CUSIP No.	007002 108
1.	Names of Reporting Persons Dr. Yair C. Schindel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 30,000 (1)
	8.	Shared Voting Power 1,104,460
	9.	Sole Dispositive Power 30,000 (1)
	10.	Shared Dispositive Power 1,104,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,460 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes a maximum of 30,000 shares of Common Stock that may be acquired pursuant to options held by Dr. Schindel.
(2)

Based on 19,589,828 shares of Common Stock outstanding as of September 15, 2020, as reported by the Issuer in its Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 16, 2020.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Adicet Bio, Inc., a Delaware corporation (the "Issuer").  The Issuer's principal executive offices are located at 200 Constitution Drive, Menlo Park, CA 94025.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by aMoon 2 Fund Limited Partnership , a Cayman Islands exempted limited partnership ("aMoon"), aMoon 2 Fund G.P. Limited Partnership, an Israeli limited partnership ("aMoon G.P."), aMoon General Partner Ltd., an Israeli company ("aMoon Ltd."), and Dr. Yair C. Schindel ("Schindel") (collectively, the "Reporting Persons").

aMoon G.P. is the sole general partner of aMoon.  aMoon Ltd. is the sole general partner of aMoon G.P.  Schindel is the sole shareholder of aMoon Ltd.

(b)

The address of the principal business office of each of the Reporting Persons is 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra'anana, 4350110, Israel.

(c)

The principal business of Schindel is as Managing Partner and Co-Founder of aMoon Fund, an investment house focused on accelerating cure in healthcare and life sciences.  The principal business of each other Reporting Person is to generate returns primarily from equity, and equity-related investments, and convertible and/or bridge loans, mainly in mid-late stage companies in the fields of healthcare and life sciences, operating in Israel and in select other global centers of healthtech innovation.

(d), (e) and (f)

Schindel, an Israeli citizen with the business address of 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra'anana, 4350110, Israel, is the sole director of aMoon Ltd.  aMoon Ltd. does not have any executive officers.

The business and operations of aMoon G.P. are managed by its sole general partner, aMoon, and the business and operation of aMoon are managed by its sole general partner, aMoon G.P.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On April 28, 2020, the Issuer (formerly known as resTORbio, Inc.) entered into that certain Agreement and Plan of Merger (the "Merger Agreement") with Adicet Bio, Inc., a Delaware corporation ("Old Adicet"), and Project Oasis Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer ("Merger Sub"), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, on September 15, 2020, (the "Effective Date") Old Adicet merged with and into Merger Sub (the "Merger").  On the Effective Date, the Issuer changed its name to Adicet Bio, Inc.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 and incorporated herein by reference.

Prior to the Merger, aMoon directly owned 8,906,940 shares of capital stock of Old Adicet ("Old Adicet Shares").  Immediately prior to the consummation of the Merger, on the Effective Date, the Issuer completed a reverse stock split pursuant to which each outstanding share of Common Stock was combined into a lesser number of shares of Common Stock such that one (1) share of Common Stock was issued for seven (7) shares of Common Stock.  Pursuant to the Merger Agreement, upon consummation of the Merger on the Effective Date, each Old Adicet Share was converted into 0.1240 shares of Common Stock.

The Reporting Persons did not pay additional consideration to the Issuer in connection with the Merger and thus no funds were used for such purpose.

References to, and descriptions of, the Merger and the Merger Agreement, as set forth herein, are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D, which is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 4. Purpose of Transaction

This statement relates to the acquisition of shares of Common Stock by the Reporting Persons. The shares of Common Stock acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business on behalf of the Reporting Persons' respective limited partners.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act") or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) and (b)

As of the date of this Schedule 13D, aMoon holds 1,104,460 shares of Common Stock, constituting approximately 5.7% of the issued and outstanding shares of Common Stock.  aMoon G.P. is the sole general partner of aMoon, pursuant to the terms of the limited partnership agreement of aMoon, and aMoon Ltd. is the sole general partner of aMoon G.P, pursuant to the terms of the limited liability company agreement of aMoon G.P. Schindel is the sole shareholder of aMoon Ltd.  By virtue of such relationships, aMoon G.P., aMoon Ltd. and Schindel may be deemed to have shared voting and investment power with respect to the Common Stock held by aMoon.

Schindel, as sole shareholder of aMoon Ltd., exercises investment and voting power of aMoon G.P.  Schidnel disclaims beneficial ownership of the shares of Common Stock held by aMoon, aMoon G.P. and aMoon Ltd., except to the extent of his pecuniary interest therein, if any.

In addition, as of the date of this Schedule 13D, Schindel holds options to acquire up to 30,000 shares of Common Stock.  Such options vest in equal installments on each of the thirty-six (36) monthly anniversaries of September 17, 2020, provided that Schindel remains in continuous service as of the applicable vesting date.  As a result, in aggregate, Schindel may be deemed to beneficially own up to approximately 5.8% of the issued and outstanding shares of Common Stock.  This Schedule 13D shall not be deemed an admission that Schindel is the beneficial owner of the shares of Common Stock underlying such options.

(c)

Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons during the last 60 days.

(d)

To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, aMoon G.P. is the sole general partner of aMoon, pursuant to the terms of the limited partnership agreement of aMoon. Pursuant to this agreement and relationship, aMoon G.P. has discretionary investment management authority with respect to the assets of aMoon. Such authority includes the power to vote and otherwise dispose of securities held by aMoon. The number of outstanding shares of Common Stock attributable to aMoon is 1,104,460.  aMoon G.P., pursuant to its authority under the limited partnership agreement of aMoon, may be considered to hold indirectly 1,104,460 shares of Common Stock.

aMoon Ltd. is the sole general partner of aMoon G.P., pursuant to the terms of the limited partnership agreement of aMoong G.P. Pursuant to this agreement and relationship, aMoon Ltd. has discretionary investment management authority with respect to the assets of aMoon G.P. Such authority includes the power to vote and otherwise dispose of securities held by aMoon. The number of outstanding shares of Common Stock attributable to aMoon G.P. is 1,104,460. aMoon Ltd., pursuant to its authority under the limited partnership agreement of aMoon G.P., may be considered to hold indirectly 1,104,460 shares of Common Stock.

Schindel, the sole shareholder of aMoon Ltd., is a member of the Board of Directors of the Issuer. Accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  In addition to the options described in Item 5 above, from time to time, Schindel may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors.

In connection with the execution of the Merger Agreement, certain stockholders of Old Adicet, including aMoon, entered into a support agreement (the "Support Agreement") pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote: (i) in favor of adoption and approval of the Merger Agreement and the contemplated transactions; (ii) against any action or agreement that, to the knowledge of the stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Old Adicet or any of its subsidiaries or affiliates under the Merger Agreement or that would reasonably be expect to result in any of the conditions to Old Adicet's or any of its subsidiaries' or affiliates' obligations under the merger agreement not being fulfilled; and (iii) against any Old Adicet acquisition proposal, or any agreement, transaction, or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger and all other contemplated transactions. The Support Agreement grants a proxy to the Issuer to vote such shares in favor of the Merger Agreement and the contemplated transactions. In addition, the Support Agreement places restrictions on the transfer of Old Adicet Shares, options and warrants held by the respective signatory stockholders.

In addition, in connection with the execution of the Merger Agreement, the stockholders that entered into the Support Agreement, including aMoon, entered into lock-up agreements (the "Lock-up Agreement") with the Issuer pursuant to which, among other things, each of these stockholders agreed not to, except in limited circumstances (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by the stockholder in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC") and securities of the Issuer which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit) or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition; (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the stockholder's shares regardless of whether any such transaction described in the aforementioned clause (i) or this clause (ii) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock; from the closing of the Merger until 180 days from the closing date of the Merger.

Concurrently with the execution of the Merger Agreement, the Issuer, Old Adicet and certain investors of Old Adicet, including aMoon (the "Investors"), entered into a funding agreement (the "Funding Agreement"), pursuant to which the Investors committed to fund up to an aggregate of $15,000,000 (the "Funding Amount") into an escrow account, which will be used to subscribe for shares of Common Stock in a concurrent private placement in connection with a private placement or public offering of Common Stock for aggregate gross proceeds (including the Funding Amount) to the Issuer of at least $30,000,000 (referred to as a "qualified financing"), on the same economic conditions (including the price per share paid by other investors in a qualified financing) and similar other terms and conditions as set forth in such a qualified financing. If the Issuer fails to consummate a qualified financing within twelve months of the completion of the Merger or certain other events occur, the Funding Amount will be distributed back to the Investors.  Concurrently with the closing of the Merger, on September 15, 2020, the Issuer, the Investors and PNC Bank, National Association (the "Escrow Agent") entered into an escrow agreement (the "Escrow Agreement") pursuant to which the Funding Amount was deposited in an escrow account with the Escrow Agent in accordance with the terms of the Funding Agreement.

The foregoing descriptions of the Support Agreement, the Lock-up Agreement, the Funding Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Support Agreement, which is filed as Exhibit B to the Merger Agreement, which is filed as Exhibit 1 and incorporated herein by reference, the Form of Lock-up Agreement, which is filed as Exhibit C to the Merger Agreement, which is filed as Exhibit 1 and incorporated herein by reference, the Form of Funding Agreement, which is filed as Exhibit D to the Merger Agreement, which is filed as Exhibit 1 and incorporated herein by reference, and the Escrow Agreement, which is filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 16, 2020 and incorporated herein by reference.

Other than the Merger Agreement, the Support Agreement, the Lock-up Agreement, the Funding Agreement and the Escrow Agreement described above, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons, or any subsidiary of any of the Reporting Persons, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

1

Agreement and Plan of Merger, dated April 28, 2020, by and among resTORbio, Inc., Adicet Bio, Inc. and Project Oasis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by resTORbio, Inc. with the Securities and Exchange Commission on April 29, 2020).

2

Escrow Agreement, dated September 15, 2020, by and among Adicet Bio, Inc., the Investors (as defined therein) and PNC Bank, National Association (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adicet Bio, Inc. with the Securities and Exchange Commission on September 16, 2020.

3	Joint Filing Agreement by and among aMoon 2 Limited Partnership, aMoon 2 Fund G.P. Limited Partner, aMoon General Partner Ltd. and Dr. Yair C. Schindel.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2020

AMOON 2 FUND LIMITED PARTNERSHIP DDBY: AMOON 2 FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BTBY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON 2 FUND G.P. LIMITED PARTNERHIP BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GENERAL PARTNER LTD.
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

DR. YAIR C. SCHINDEL
By:	/s/ Dr. Yair C. Schindel